Exhibit 3.107

CERTIFICATE OF FORMATION

OF

[NAME], LLC

1.          The name of the limited liability company is [NAME], LLC.

2.          The address of its registered office in the State of Mississippi is 506 South President Street, Jackson, MS 39201 (Hinds County, Mississippi). The name of its registered agent at such address is Corporation Service Company.

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